LG Electronics

82-3857

RECEIVED
2004 JUL -7 A 9:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Financial Restructuring of LG.Philips Displays

A refinancing package has been negotiated and concluded with the financiers of LG.Philips Displays (LPD) for restructuring of its debt. This refinancing package is the result that has been achieved on the basis of mutual co-operation with the banks.

LG Electronics and Philips have each agreed to provide USD 250 million as equity contribution and a guarantee of USD 50 million as security for principal, interest and fees payable by LPD, with simultaneous release of the existing USD 200 million guarantee by each shareholder.

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